FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of October, 2005

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X        Form 40-F
                               -----               -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes           No  X
                                -----        -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement for resolutions passed at board of directors of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on October 18, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                              --------------




                          Name:    Huang Long

                          Title:   Director



Date:    October 18, 2005

                               [GRAPHIC OMITTED]

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China) (Stock Code: 902)


                        OVERSEAS REGULATORY ANNOUNCEMENT

                             RESOLUTIONS PASSED AT
                     THE THIRD MEETING OF THE FIFTH SESSION
                           OF THE BOARD OF DIRECTORS

This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 18th October 2005, the Board of Directors ("the Board") of the Company convened the third meeting of the Fifth Session of the Board at the Company's head office at 2C, Fuxingmennan Street, Xicheng District, Beijing. 14 Directors were eligible to attend the meeting. The attendants of the meeting included 14 Directors, either in person or by proxy, the Supervisor, the Secretary of the Board and other senior management of the Company. The convening of this meeting has complied with the Companies Law of the People's Republic of China and the articles of association of the Company. Mr. Li Xiaopeng, Chairman of the Company, presided over the meeting. The following resolutions were considered and unanimously approved at the meeting:-

1.     The Company's Third Quarterly Report of 2005.

2. The proposal regarding investment in China Huaneng Finance Limited Liability Company. The Company will base on the then circumstance to finalise and sign the relevant agreements and make appropriate and timely disclosure in accordance with the relevant rules and regulations.


                                                         By Order of the Board
                                                               Li Xiaopeng
                                                                Chairman


As at the date of this announcement, the Board comprises:

Li Xiaopeng                                Qian Zhongwei
(Executive director)                       (Independent non-executive director)
Huang Yongda                               Xia Donglin
(Executive director)                       (Independent non-executive director)
Wang Xiaosong                              Liu Jipeng
(Non-executive director)                   (Independent non-executive director)
Na Xizhi                                   Wu Yusheng
(Executive director)                       (Independent non-executive director)
Huang Long                                 Yu Ning
(Executive director)                       (Independent non-executive director)
Wu Dawei
(Non-executive director)
Shan Qunying
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
18th October 2005